Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

July 10, 2024

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II: North Star Opportunity Fund N-14 (File No. 333-280465)

Ladies and Gentlemen:

On behalf of the Northern Lights Fund Trust II (“NLFT II”) and its series, the Essential 40 Stock ETF, transmitted for filing under the Securities Act of 1933, as amended (the “1933 Act”), is Pre-Effective Amendment #1 to NLFT II’s Registration Statement on Form N−14 (File No. 333-280465) relating to the proposed acquisition of all of the assets and liabilities of the Essential 40 Stock Fund (the “Acquired Fund”), a series of NLFT II, by Essential 40 Stock ETF (the “Acquiring Fund”), a series of NLFT II.

This Pre-Effective Amendment is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-280465) that was filed with the Commission on June 25, 2024.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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